10780 Parkridge Blvd., St. 400 Reston, VA 20191 Phone: 571-382-1000 Fax: 571-382-1002

April 14, 2008

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:     Tier Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed on December 14, 2007
0-23195

Dear Ms. Collins:

On behalf of Tier Technologies, Inc. (“Tier” or the “Company”), this letter responds to the comments in your letter to Mr. Rossetti dated March 31, 2008.  The response set forth below is in the same order as the numbered comment in your letter.

Form 10-K for the Fiscal Year Ended September 30, 2007
Item 1 – Business.  Page 1

Question and Response:

1.           We note your response to our prior comment 1 where you explain that your contractual arrangements with your government and public-sector clients “allow” you to charge consumers a convenience fee for processing payment obligations electronically.  We further note that for the majority of your client relationships, the Company does not receive any fees directly from your “clients” but rather you generate revenues from the consumer (e.g. the taxpayer).  Please revise your Business discussion to better explain your “client relationships.”  For instance, please include a discussion of the contractual arrangements with your government and public-sector clients that more clearly describes the terms of the arrangements such as any limitations on the fees you may charge the taxpayers; the terms of the arrangements and the client termination rights.  Also, revise to explain that while the Company has contractual relationships with your clients, the Company’s revenues are generated directly from the consumer/taxpayer and therefore, indirectly from your client relationships.  Please provide a copy of the revisions that you intend to include in your future filings.

April 14, 2008

Page |2

RESPONSE:

We intend to provide additional information about our client relationships and the sources of our revenue.  In addition to the discussion of our Electronic Payment Processing, or EPP business previously provided in Item 1-Business, we will include disclosures similar to the following:

Our government, educational, utility and other public-sector clients, or Clients, collect payments from their constituents for various tax obligations, motor vehicle citations and other penalties, tuition and fees, electric and gas bills, and other services provided.  Constituents (individual citizens or businesses) may elect to pay these taxes and other amounts by using our electronic payment system.  This payment system is offered both over the Internet and through an interactive telephone voice response system, or IVR, and enables constituents to make payments using their credit or debit card or by issuing electronic checks.  We charge constituents a convenience fee for each transaction processed.  The convenience fee is added to the constituent's payment obligation at the point the payment is processed.

Although our arrangements are with our Clients, more than 90% of the convenience fees we are permitted to collect (our revenue) are paid directly by constituents for use of our payment processing service and therefore indirectly from our client relationships.  Our Clients pay the remainder of the convenience fees we receive.  Clients who elect to absorb these convenience fees on behalf of their constituents do so to encourage use of our payment service as a way to lower their payment processing costs.

The convenience fee is assessed either as a percentage of the payment obligation or as a fixed fee per transaction.  The percentages and fixed fees may vary based on the type and amount of the payment collected.  Our processing agreements with Clients vary in length, and typically terminate for convenience upon 60 days prior notice or less.  Our Clients promote the use of our payment service by publishing the website URL and telephone number (for IVR payments) in their instruction booklets, consumer notices, and related marketing materials.

We intend to provide this additional information about our client relationships and the sources of our revenue in our future filings.  We will provide an up to date percentage of convenience fees received from constituents as factors change.  If you have any further questions, please do not hesitate to contact me directly at (571) 382-1333.

Very truly yours,

/s/Ronald Johnston

Ronald Johnston
Chief Financial Officer

Cc:       Ron L. Rossetti, CEO
Charles W. Berger, Chairman, Tier Audit Committee
David H. Semendinger, McGladrey & Pullen, LLP